Filed by Hexcel Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Hexcel Corporation

Subject Company: Hexcel Corporation

SEC File No.: 1-8472

Date: January 13, 2020

The following communications are being filed in connection with the merger of Hexcel Corporation and Woodward, Inc.

NICK STANAGE

Chairman, Chief Executive Officer and President

January 12, 2020

Dear [Supplier]:

I am pleased to share some exciting news about Hexcel. As you may have heard, Hexcel and Woodward have agreed to combine to create a premier integrated systems provider serving the aerospace and industrial sectors. The new company, which will be named Woodward Hexcel, will focus on technology-rich innovations to deliver smarter, cleaner, and safer customer solutions.

Today, Hexcel customers expect us to deliver innovative solutions to make aerospace and industrial products stronger, lighter and tougher. As a combined company, we will be able to accelerate our technology investments to advance this work and create greater benefits and growth opportunities than either company could have achieved alone. The future of flight and energy efficiency will be defined by next-generation platforms delivering lower cost of ownership, reduced emissions, and enhanced safety – and a combined Hexcel and Woodward will be at the forefront of this evolution, able to support our customers’ evolving needs.

Building on each company’s strong existing positions on best-in-class product platforms, the combined company will have greater depth and balance of customer relationships across the aerospace and industrial sectors, with significant opportunities for cross-selling and to enhance customer relationships. Partners like you remain fundamental to our business, and we look forward to leveraging the resources of the combined Woodward Hexcel to strengthen that partnership.

The transaction is expected to be completed in the third calendar quarter of 2020. Until then, Hexcel and Woodward will continue to operate as two independent companies. During this transition period, we expect to continue to work with you as we always have, and your Hexcel contacts and supply agreements remain the same. Upon close of the transaction, we expect a seamless transition for all of our stakeholders, including you, our valued business partner.

On behalf of the Hexcel team, thank you for your continued support. We are incredibly excited about what we can accomplish by uniting these two premier companies with similar values, cultures, and operating philosophies. We value our relationship with your organization and hope you share our enthusiasm about our future.

Hexcel Corporation, Two Stamford Plaza, 281 Tresser Boulevard, Stamford CT 06901-3261, USA,

Tel: (203) 969-0666

www.hexcel.com

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.